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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                     BIODELIVERY SCIENCES INTERNATIONAL, INC
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09060J106
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 25, 2003
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)
                                [X] Rule 13d-1(c) (and Rule 13d-2(d) for this
                                    amendment)
                                [_] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP Number 09060J106
Page 2 of 4

--------------------------------------------------------------------------------
         1.  Name of Reporting Person
             S.S. or I.R.S. Identification No. of Reporting Person

                     Pharmaceutical Product Development, Inc.
--------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group
             (See Instructions)                                         (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
         3.  SEC Use Only

--------------------------------------------------------------------------------
         4.  Citizenship or Place of Organization

                     North Carolina
--------------------------------------------------------------------------------
                           5.   Sole Voting Power

                                   1,380,000
                           -----------------------------------------------------
                           6.   Shared Voting Power
    Number of Shares
  Beneficially Owned               0
  By Each Reporting        -----------------------------------------------------
     Person With:          7.   Sole Dispositive Power
                                   1,380,000
                           -----------------------------------------------------
                           8.   Shared Dispositive Power

                                   0
--------------------------------------------------------------------------------
         9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,380,000
--------------------------------------------------------------------------------
         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
         11. Percent of Class Represented by Amount in Row (9)

                     17.7%
--------------------------------------------------------------------------------
         12. Type of Reporting Person (See Instructions)

                     CO
--------------------------------------------------------------------------------

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CUSIP Number 09060J106
Page 3 of 4

Item 1(a). Name of Issuer

           BioDelivery Sciences International, Inc. (the "Issuer")

Item 1(b). Address of the Issuer's Principal Executive Office

           University of Medicine and Dentistry New Jersey Medical School Administrative Building 4
           185 South Orange Avenue
           Newark, New Jersey 07103

Item 2(a). Name of Person Filing

           Pharmaceutical Product Development, Inc. ("PPD")

Item 2(b). Address of the Filing Person's Principal Business Office:

           The address of the principal business office of PPD is:

           3151 South 17/th/ Street
           Wilmington, North Carolina 28412

Item 2(c). Place of Organization

           North Carolina

Item 2(d). Title of Class of Securities

           Common Stock

Item 2(e). Cusip Number

           09060J106

Item 3. Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

           Not Applicable

Item 4. Ownership

        (a) Amount Beneficially Owned: See Row (9) on Page 2. Reported share ownership on this Schedule 13G represents amounts beneficially owned by the Reporting Person as of June 25, 2003, the date on which the Reporting Person's Class A warrants to purchase a total of 690,000 shares of the Issuer's common stock became exercisable within 60 days. Accordingly, as of April 25, 2003 the

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CUSIP Number 09060J106
Page 4 of 4

               Reporting Person no longer disclaims beneficial ownership of the common stock issuable upon exercise of the Class A warrants held by the Reporting Person.

          (b) Percent of Class: See Row (11) on Page 2. As of April 25, 2003, the Reporting Person beneficially owned in the aggregate approximately 17.7% of the Issuer's common stock based on 7,085,863 shares outstanding as of March 20, 2003 as reported in the Issuer's Form 10-KSB filed with the SEC on March 28, 2003.

          (c) Sole Power vs. Shared Power to Vote and Dispose of Shares: See Rows (5)-(8) on Page 2.

Item 5. Ownership of Five Percent or Less of a Class

               Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

Item 8. Identification and Classification of Members of the Group

               Not Applicable

Item 9. Notice of Dissolution of Group

               Not Applicable

Item 10.   Certification

           By signing below, the undersigned hereby certifies that, to the best of its knowledge and belief, the securities reported herein were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

             Dated:   May 1, 2003

                                       Pharmaceutical Product Development, Inc.

                                       By:      /s/ Fred Davenport       (SEAL)
                                           -----------------------------

                                       Name: Fred Davenport

                                       Title: President